UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________
 FORM 11-K
___________________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended DECEMBER 31, 2011
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to             .
Commission File Number.....001-34696
___________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

STERLING SAVINGS BANK
EMPLOYEE SAVINGS AND INVESTMENT PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sterling Financial Corporation
111 North Wall Street
Spokane, WA  99201

REQUIRED INFORMATION

Item 4.
Financial statements and schedules for the Sterling Savings Bank Employee Savings and Investment Plan and Trust prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are contained in this annual report on Form 11-K.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Financial Statements, Supplemental Schedules and Exhibit

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative
Committee of the Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Spokane, WA

We have audited the accompanying statements of net assets available for benefits of the Sterling Savings Bank Employee Savings and Investment Plan and Trust (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO USA, LLP
Spokane, Washington

June 25, 2012

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
Assets
Investments, at fair value
Common stock of Sterling Financial Corporation	$3,557,937	$2,686,384
Money market and other cash equivalents	4,229,421	4,255,041
Mutual funds	61,113,443	60,670,813
Total investments, at fair value	68,900,801	67,612,238
Notes receivable from participants	1,876,377	1,481,005
Total assets	70,777,178	69,093,243

Net assets available for benefits	$70,777,178	$69,093,243

See accompanying summary of accounting policies and notes to financial statements.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011

2011
Additions to net assets attributed to:
Investment income (loss):
Interest	$74,177
Dividends	2,106,683
Net depreciation in fair value of investments	(4,289,588)
Total investment income (loss)	(2,108,728)

Contributions:
Participants	8,901,915
Rollovers from qualified plans	617,954
Employer	2,760,164
Total investment income and contributions	10,171,305

Deductions from net assets attributed to:
Distributions to participants	8,375,398
Administrative expenses	111,972
Total deductions from net assets	8,487,370

Increase in net assets available for benefits	1,683,935

Net assets available for benefits:
Beginning of year	69,093,243
End of year	$70,777,178

See accompanying summary of accounting policies and notes to financial statements.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Summary of Accounting Policies

Basis of Accounting
The financial statements of the Sterling Savings Bank ("Sterling" or the "Employer") Employee Savings and Investment Plan and Trust (the "Plan") are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments Valuation and Income Recognition
The Plan's investments are stated at fair value. Sterling Financial Corporation common stock is valued at the quoted market price which represents the value of shares held by the Plan at year end. Mutual funds are valued using quoted market prices representing the net asset value on the last trading day of the year.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the net unrealized appreciation or depreciation on those investments.

Investment purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides various investment options for participants to choose from in combinations of stocks, mutual funds and other investment securities including Sterling Financial Corporation common stock. These investment options are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits. For risks and uncertainties regarding Sterling Financial Corporation, participants should refer to Sterling Financial Corporation's Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the Securities and Exchange Commission on February 28, 2012, and as updated from time to time by Sterling Financial Corporation's periodic filings.

New Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-4, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.” This update to codification topic 820 clarifies the application of existing fair value measurement and disclosure requirements, and implements changes to the codification that align U.S. GAAP and IFRS. This update is effective for the Plan on January 1, 2012, and is not expected to have a material effect on the Plan's financial statements.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements

1. Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description and the Plan document itself for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan, which became effective on July 1, 1985. Employees who have attained the age of 18 are eligible to enroll on the first day of employment. Unless an employee elects otherwise, an eligible employee will be automatically enrolled in the Plan after 60 days of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions
Participants may contribute from 1% to 75% of their compensation up to the statutory maximum ($16,500 annually for 2011 and 2010) through payroll deductions to the Plan. Employees who do not affirmatively specify their contribution election or their election to opt-out of the Plan will automatically contribute 3% of their compensation.

Participant contributions are entitled to a non-discretionary Employer matching contribution. The matching contribution formula provides that the Employer will contribute a match of 35% of the employee's contribution not to exceed 10% of the participant's eligible compensation. Additional amounts may be contributed at the option of Sterling as a discretionary profit sharing contribution. No discretionary profit sharing contributions were made in 2011 or 2010. During 2010 and until March 9, 2011, employer contributions were initially invested in the common stock of Sterling Financial Corporation. Prior to March 9, 2011, for Employer contribution shares, participants had to complete at least three years of service in order to diversify their holdings out of Sterling Financial Corporation common stock at any time.

As of March 9, 2011, the Employer match is no longer initially invested in the common stock of Sterling Financial Corporation and employees can direct the investment of the Employer match, which defaults to the same investment elections as the employee's contributions. The Employer match is no longer invested in Sterling Financial Corporation common stock unless requested by the participant. The existing balances in Sterling Financial Corporation common stock no longer have an exchange restriction.

Investment Options
Participant contributions are invested in separate investment options as designated by the individual participants. Participants may elect to reallocate the amounts invested in each investment on any business day. The participant's investment in Sterling Financial Corporation common stock is limited to 50% of the participant's account balance.

Participant Accounts
Separate accounts are maintained for each participant. Each participant's account is credited with the participant's contribution (including any rollover contributions), an allocation of Sterling's contribution and any Plan earnings, and is debited with any losses and expenses. Allocations of Sterling's contribution and Plan earnings or losses and expenses are based on participant account balances, as defined in the Plan document. The participant's benefit is the amount of any balance that has accumulated in his or her account.

Vesting
A participant is 100% vested in his or her voluntary contributions plus actual earnings thereon. Sterling's contributions and earnings thereon are subject to a vesting schedule of 50% after two years and 100% after three years of service.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements

Forfeitures
Forfeitures resulting from the nonvested portions of participants' accounts who terminate employment prior to being fully vested are generally used to reduce future matching contributions or to pay the administrative expenses of the Plan. Amounts forfeited during 2011 and 2010 totaled $54,000 and $39,804, respectively. Forfeitures in the amount of $80,725 and $110,076 were used to pay administrative expenses of the Plan during the years ended December 31, 2011 and 2010, respectively. Remaining forfeiture balances at December 31, 2011 and 2010 of $10,477 and $37,202 are available to pay administrative expenses and/or reduce employer contributions. No forfeitures were used to offset Employer contributions during the years ended December 31, 2011 and 2010.

Payment of Benefits
Distributions are made upon termination, death, disability, retirement or qualifying hardships. Participants or their beneficiaries will receive payment of benefits as follows: (a) balances of $5,000 or less will be distributed in a lump sum, or (b) balances greater than $5,000 will be distributed in various optional forms of distribution. Any amounts less than $1,000 are automatically distributed in cash.

Notes Receivable from Participants
A participant may borrow from his or her fund account up to a maximum of 50% of his or her vested account balance. However, only one note receivable can be outstanding at a time and it can be no more than $50,000 minus the participant's highest outstanding note receivable amount during the prior twelve months. The notes receivable are secured by the vested balance in the participant's account and bear interest at the Federal Reserve prime rate plus 1%, calculated at the end of each month and applied to all notes receivable funded during the next month. In 2011, total interest income credited was approximately $74,000, of which approximately $73,000 was related to interest income from notes receivable from participants. Principal and interest are paid ratably through regular payroll deductions over a period not to exceed five years, unless the note receivable is for the purchase of the participant's primary residence. Participants pay an origination fee, as well as an annual maintenance fee. If a note is not repaid when due, the note balance is treated as a taxable distribution from the Plan.

Administrative Expenses
Each share of Sterling Financial Corporation common stock purchased by the Plan on the open market is subject to a fee of $0.029 per share, which is paid by the participants. Participants also pay various transaction related fees for member requested services. Either the Plan or Sterling pays the trustee fee charged by Fidelity Investments, the investment consulting fee charged by the Multnomah Group, as well as other fees, expenses and commissions.

Hardship Withdrawals
Hardship withdrawals of the participants' contributions are permitted by the Plan in accordance with the Internal Revenue Code ("IRC"). Following a hardship withdrawal, the participant cannot make a pre-tax deferral or after-tax contribution for six months following receipt of the distribution.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements

2. Investments

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets at December 31, 2011 and 2010.

	2011	2010

Fidelity Freedom 2020 Fund	$8,231,432	$8,122,199
Fidelity Freedom 2025 Fund	7,484,705	7,476,317
Fidelity Freedom 2015 Fund	6,165,723	6,614,472
Fidelity Freedom 2030 Fund	5,594,000	5,285,012
Fidelity Freedom 2035 Fund	4,245,306	4,027,131
Fidelity Retire Money Market Fund	4,075,266	4,254,406
Dodge & Cox International Stock Fund	3,722,007	4,368,146
Sterling Financial Corporation common stock	3,557,937	*

* Less than 5% of Net Assets

During the year ended December 31, 2011, the Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) depreciated in value as follows:

2011

Common stock of Sterling Financial Corporation	$(374,983)
Mutual funds	(3,914,605)
Total	$(4,289,588)

Investments in the Plan are participant-directed, except for prior to March 9, 2011, the Employer's matching contributions which were initially invested in Sterling Financial Corporation common stock. As described in Note 1 - Contributions, on March 9, 2011, participants began to direct the investment of the Employer match and at their discretion may direct investments of their Employee or Employer contributions to Sterling Financial Corporation common stock at any time. Information about the net assets in Sterling Financial Corporation common stock as of December 31, 2011 and 2010, and the change from 2011 to 2010 in non-participant directed investment balances are as follows:

	2011	2010
Net assets in Sterling Financial Corporation common stock:
Non-participant directed	$—	$369,746
Participant directed	3,557,937	2,316,638
Total	$3,557,937	$2,686,384

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements

Changes in non-participant directed net assets in Sterling Financial Corporation common stock for the year ended December 31, 2011 were as follows:

2011

Contributions	$197,509
Interest and dividends	10
Net depreciation	(444,454)
Benefits paid to participants	(11,657)
Administrative expenses	(515)
Transfers to participant-directed investments	(110,639)
Total	$(369,746)

3. Plan Termination

Although it has not expressed an intent to do so, Sterling has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants' accounts will become fully vested and non-forfeitable. All assets remaining in the Plan after payment of any expenses properly chargeable against the Plan shall be paid to participants in accordance with the terms of the Plan.

4. Fair Value Measurements

The framework for defining and measuring fair value requires that one of three valuation methods be used to determine fair market value: the market approach, the income approach or the cost approach. To increase consistency and comparability in fair value measurements and related disclosures, the standard also creates a fair value hierarchy to prioritize the inputs to these valuation methods into the following three levels:

•
Level 1 inputs are a select class of observable inputs, based upon the quoted prices for identical instruments in active markets that are accessible as of the measurement date, and are to be used whenever available.

•
Level 2 inputs are other types of observable inputs, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are inactive; or other inputs that are observable or can be derived from or supported by observable market data. Level 2 inputs are to be used whenever Level 1 inputs are not available.

•
Level 3 inputs are significantly unobservable, reflecting the reporting entity's own assumptions regarding what market participants would assume when pricing a financial instrument. Level 3 inputs are to only be used when Level 1 and Level 2 inputs are unavailable.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements

Assets and Liabilities Measured at Fair Value on a Recurring Basis.    The following presents the Plan's financial instruments that are measured at fair value on a recurring basis:

	Total	Level 1	Level 2	Level 3

Balance, December 31, 2011:

Sterling Financial Corporation
Common stock	$3,557,937	$3,557,937	$—	$—
Money market	4,229,421	4,229,421	—	—
Mutual funds:
Blend funds	46,086,176	46,086,176	—	—
Growth funds	8,255,677	8,255,677	—	—
Fixed Income funds	3,529,463	3,529,463	—	—
Value funds	3,242,127	3,242,127	—	—
Total mutual funds	61,113,443	61,113,443	—	—

Total investments, at fair value	$68,900,801	$68,900,801	$—	$—

Balance, December 31, 2010:

Sterling Financial Corporation
Common stock	$2,686,384	$2,686,384	$—	$—
Money market	4,255,041	4,255,041	—	—
Mutual funds:
Blend funds	46,832,256	46,832,256	—	—
Growth funds	8,226,756	8,226,756	—	—
Value funds	3,063,886	3,063,886	—	—
Fixed Income funds	2,547,915	2,547,915	—	—
Total mutual funds	60,670,813	60,670,813	—	—

Total investments, at fair value	$67,612,238	$67,612,238	$—	$—

Mutual funds are valued using quoted market prices to represent the net asset value on the last trading day of the year. Money Market funds are a type of mutual fund that are valued using $1 per share for the Net Asset Value. Sterling Financial Corporation common stock is valued at its quoted market price.

5. Income Tax Status

The Internal Revenue Service ruled on March 31, 2008 that the Volume Submitter Profit Sharing Plan with CODA (the prototype plan of Fidelity Management & Research Co. upon which the Plan is based) qualifies under Section 401(a) of the IRC and the related trust is, therefore, not subject to tax under present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements

6. Parties-In-Interest

Certain Plan investments are shares of mutual funds managed by Fidelity Investments, which is the trustee of the Plan. No direct transaction fees or commissions were paid, or are payable by the Plan through the Trust relating to these funds in 2011.

Certain Plan investments are shares in Sterling Financial Corporation common stock, as detailed in Note 2. Sterling Financial Corporation is the parent company of Sterling Savings Bank and therefore these transactions also qualify as party-in-interest transactions.

7. Commitments and Contingencies

On January 20 and 22, 2010, two putative class action complaints were filed in the United States District Court for the Eastern District of Washington against Sterling Financial Corporation and Sterling Savings Bank (collectively, “Sterling”), as well as certain of Sterling's current and former officers and directors. The two complaints were merged in a Consolidated Amended Complaint (the “Complaint”) filed on July 16, 2010 in the same court. The Complaint does not name all of the individuals named in the prior complaints, but it is expected that additional defendants will be added. The Plan has not been named as a defendant. The Complaint alleges that the defendants breached their fiduciary duties under sections 404 and 405 of ERISA, with respect to the Plan and the FirstBank Northwest Employee Stock Ownership Plan (“ESOP”) (collectively, the “Plans”). Specifically, the Complaint alleges that the defendants breached their duties by investing assets of the Plans in Sterling's securities when it was imprudent to do so, and by investing such assets in Sterling securities when defendants knew or should have known that the price of those securities was inflated due to misrepresentations and omissions about Sterling's business practices. The business practices at issue include alleged over-reliance on risky construction loans; alleged inadequate loan reserves; alleged spiking increases in nonperforming assets, nonperforming loans, classified assets, and 90+-day delinquent loans; alleged inadequate accounting for rising loan payment shortfalls; alleged unsafe and unsound banking practices; and a capital base that was allegedly inadequate to withstand the significant deterioration in the real estate markets. The putative class periods are October 22, 2007 to the present for the Plan class, and October 22, 2007 to November 14, 2008 for the ESOP class. The Complaint seeks damages of an unspecified amount and attorneys' fees and costs. Sterling believes the lawsuit is without merit and intends to defend against it vigorously. A hearing on the motion to dismiss occurred on March 22, 2011, with the court indicating that it would take the motion under submission. The court has not yet issued an order on the motion. Failure by Sterling to obtain a favorable resolution of the claims set forth in the Complaint could have a material adverse effect on Sterling's business, results of operations, and financial condition. Currently, a loss resulting from these claims is not considered probable or reasonably estimable in amount.

8. Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were available to be issued.

On February 29, 2012, Sterling acquired certain assets and assumed certain liabilities of First Independent Bank. In connection with that transaction, effective March 1, 2012, certain employees of First Independent Bank became employees of Sterling Savings Bank and became eligible to participate in the Plan. In May 2012, assets of these participants from their predecessor plan were transferred into the Plan in a spin-off transaction. The participants became 100% vested in their predecessor account balances.

Effective May 1, 2012, the Plan began offering a Roth contribution option, which allows the employee to contribute after-tax dollars.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
EIN: 91-1166044 Plan Number: 001

(a)	(b)	(c)	(d)	(e)
		Description of Investment including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value

	Money Market Accounts
*	Fidelity Retire Money Market	Money Market, 4,075,266 units	**	$4,075,266
*	Fidelity US Treasury	Money Market, 140,625 units	**	140,625
*	Cash Equivalents	N/A	**	13,530
				4,229,421
	Common Stock
*	Sterling Financial Corporation	Common stock, 213,050 shares	**	3,557,937

	Mutual Funds
*	Fidelity Freedom 2020	Mutual fund, 627,396 shares	**	8,231,432
*	Fidelity Freedom 2025	Mutual fund, 692,387 shares	**	7,484,705
*	Fidelity Freedom 2015	Mutual fund, 564,110 shares	**	6,165,723
*	Fidelity Freedom 2030	Mutual fund, 435,670 shares	**	5,594,000
*	Fidelity Freedom 2035	Mutual fund, 402,399 shares	**	4,245,306
	Dodge & Cox International Stock	Mutual fund, 127,292 shares	**	3,722,007
	American Fund Growth Fund	Mutual fund, 96,790 shares	**	2,760,455
*	Fidelity Total Bond	Mutual fund, 244,254 shares	**	2,667,258
*	Fidelity Freedom 2040	Mutual fund, 322,867 shares	**	2,376,305
*	Fidelity Freedom 2045	Mutual fund, 255,084 shares	**	2,216,682
*	Fidelity Freedom 2010	Mutual fund, 162,885 shares	**	2,133,790
	Vanguard Small Growth Index	Mutual fund, 94,834 shares	**	2,037,974
*	Fidelity Balanced	Mutual fund, 96,755 shares	**	1,759,969
*	Spartan US Equity Index	Mutual fund, 37,290 shares	**	1,659,045
	Baron Asset Fund	Mutual fund, 35,290 shares	**	1,612,745
	ABF Large Cap Val PA	Mutual fund, 74,941 shares	**	1,321,954
	Vanguard Selected Value	Mutual fund, 65,841 shares	**	1,223,977
*	Fidelity Freedom 2050	Mutual fund, 123,052 shares	**	1,050,862
	Vanguard Small Value Index	Mutual fund, 46,290 shares	**	696,196
	Vanguard Inflation Protected Securities	Mutual fund, 38,769 shares	**	547,037
*	Fidelity Freedom 2005	Mutual fund, 44,933 shares	**	472,699
*	Fidelity Freedom 2000	Mutual fund, 33,979 shares	**	403,674
*	Fidelity Freedom Income	Mutual fund, 29,355 shares	**	329,946
*	Spartan ST TR Index	Mutual fund, 29,593 shares	**	315,168
	GS Growth Opps	Mutual fund, 4,092 shares	**	84,534
	Total mutual funds			61,113,443
	Total investments, at fair value			68,900,801

*	Notes receivable from participants	Interest ranging from 4.25% to 9.25%
		maturing through November 2026	**	1,876,377
	Total assets			$70,777,178
*	Indicates party-in-interest to the Plan.
**	Indicates a participant or beneficiary directed account. The cost disclosure is not required.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Signatures

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sterling Savings Bank Employee Savings and
Investment Plan and Trust

Date: June 25, 2012
/s/ Robert G. Butterfield
Robert G. Butterfield
Senior Vice President, Principal Accounting Officer
and Controller

S-1

INDEX TO EXHIBITS

Exhibit No.        Description

23            Consent of Independent Registered Public Accounting Firm

E-1